F O R M  4                U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
[ ]  Check this box if                       OMB APPROVAL
     no longer subject                       OMB Number                3235-0287
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                Filed pursuant to Section 16(a) of the Securities
                Exchange Act of 1934, Section 17(a) of the Public
                     Utility Holding Company Act of 1935 or
                Section 30(f) of the Investment Company Act 1940

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1.Name and Address of                   2.Issuer Name and Ticker                        6.Relationship of Reporting
  Reporting Person*                       or Trading Symbol                               Person to Issuer (check
                                                                                          all Applicable)

                                          Probex Corp. (PRB)

Murray                  Thomas      G.                                03/2002            X  Director      10% Owner
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     (Last)                (First)  (MI)    3.IRS or Soc.Sec.No.       4.Statement for      Officer       Other
                                              of Reporting Person        Month/Year     ---           ---
                                              (Voluntary)                               (Give title   (specify below)
                                                                                           below)

3523 Cooper Creek Rd.
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     (Street)                                                        ----------------
                                                                       5.If Amendment,      7.Individual or Joint/Group
                                                                         Date of Original     Filing (Check Applicable
Denton,                  TX             76208                            (Month/Year)         Line)
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     (City)                (State)          (Zip)                                              X   Form filed by One
                                                                                              ---  Reporting Person

                                                                                                   Form filed by More
                                                                                               --- than One Reporting
                                                                                                   Person

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 Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
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1. Title of Security                        2. Transaction             3. Transaction       4. Security Acquired (A)
     (Inst.3)                                  Date                       Code                 or Disposed of (D)
                                               (Month/                    (Instr.8)            (Inst.3, 4 & 5)
                                               Day/Yr)                    --------------------------------------------------
                                                                                                          (A)
                                                                          Code    V        Amount         (D)  Price

Common Stock                                  3/28/02                    S (1)           10,155           D        $0.504
-----------------------------------------  -------------------          ------- -----  ----------------  ----  -------------
Common Stock                                  3/28/02                    S (1)           49,603           D        $0.504
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5.  Amount of Securities                    6.  Ownership Form                          7.  Nature of Indirect
     Beneficially Owned at                      Direct (D) or                               Beneficial Ownership
     at End of Month                            Indirect (I)                                (Inst. 4)
     (Inst. 3 & 4)


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  1,549,530                                            D
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Reminder: Report on a separate line for each class securities owned directly or indirectly. *If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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             Table II - Derivative Securities Acquired, Disposed of,
                    or Beneficially Owned (e.g., puts, calls,
                    warrants, options, convertible security)
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1. Title of                                   2. Conversion            3. Transaction            4. Transaction
   Derivative                                    or Exercise              Date (Month              Code
   Security                                      Price of                 (Day/Year)               (Instr. 8)
   (Instr.3)                                     Derivative
                                                 Security                                           Code   V

Forward Contract (right/obligation to sell)                              3/28/02                   J/K (2)
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5.  Number of Derivative                    6. Date Exercisable                 7.  Title & Amount of
     Securities Acquired                       & Expiration Date                    Underlying Securities
     (A) or Disposed of (D)                    (Mon./Day/Year)                      (Inst. 3 & 4)
     (Instr. 3, 4 & 5)

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       (A)             (D)                  Date          Expiration                 Title        Amount or number
                                            Exercisable   Date                                    of Shares

       1                                                     3/28/04              Common Stock      100,000
-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------

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-----------------  -----------------        ------------  -------------         --------------    --------------------------

-----------------  -----------------        ------------  -------------         --------------    --------------------------



8. Price of Derivative     9. Number of Derivative Securities     10. Ownership Form of       11. Nature of Indirect
   Security (Inst.5)          Beneficially Owned at end of            Derivative Security         Beneficial
                              Month (Instr. 4)                        Direct (D) or               Ownership (Instr.4)
                                                                      Indirect (I) (Instr.4)

                                     1                                   D
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Explanation of Responses:


(1) Represents shares of the issuer's common stock sold to directors of the issuer.

(2)  On  March  28,  2002,  Thomas  G.  Murray  ("Murray")  entered  into  a MFA
     Securities Contract and a Pledge Agreement (the "MFA Transaction") with an institutional investor ("Investor") with respect to 100,000 shares of common stock (the "Underlying Shares") of Probex Corp. (the "Issuer"). On
     March 28,  2002,  Murray  pledged the  Underlying  Shares to  Investor  and
     Investor paid to Murray $25,000 (the "Proceeds Amount").  On March 28, 2004
     (the "Maturity Date") or earlier termination of the MFA Transaction, Murray will have the right to settle his obligations to Investor with respect to the Underlying Shares by delivering to Investor the Underlying Shares or, at the option of Murray, a cash amount equal to the sum of (i) $25,000 and
     (ii) the product of (a) $500 and (b) the number of months from March 28, 2002 until the Maturity Date or, if earlier, the date of termination of the MFA Transaction.


                                                                                 /s/ Thomas G. Murray             04/10/02
**Intentional misstatements or omissions of facts constitute Federal            --------------------------------------------
Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                  **Signature of Reporting Person     Date


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